Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065
November 27, 2006
VIA EDGAR TRANSMISSION (CORRESP.)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 6010
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Altra Holdings, Inc.
Amendment No. 3 to Form S-1 Registration Statement
To Be Filed November 27, 2006
File No. 333-137660
Dear Mr. Mancuso:
     On behalf of the Company, we are writing to inform you that Amendment No. 3 to the Company’s Form S-1 (the “Amendment”) is being filed today with the SEC. The Amendment includes estimated price range information, selling stockholder information and other developments since the filing of Amendment No. 2 on November 22, 2006.
     Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the Amendment, please contact the undersigned at (650) 802-3020, Shaina Varia at (650) 802-3194 or Ryan Gallagher at (650) 802-3023.

Very truly yours,
/s/ CRAIG W. ADAS
Craig W. Adas

cc:	Michael Hurt
David Wall
Stuart Gelfond